Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

Material Fact

In compliance with Article 157, paragraph 4, of the Brazilian Corporate Law (Law No. 6,404/76) and Instruction No. 358/02 of the Brazilian Securities Commission (CVM), Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its shareholders and the market in general that, as of the second quarter of 2017, the line “Discounts Granted” is disclosed as a component of “Cost of Credit”, composed of the Result from Loan Losses, Impairment and Discounts Granted in our managerial statements. Accordingly, we submit the projections for 2017 considering the reclassification effects of Discounts Granted, from Financial Margin with Clients to the Cost of Credit line in 2017 and the reclassified historical series (Income Statement as attached).

The Company also informs that currently expects that the financial margin with the market will be between R$5.5 billion and R$6.5 billion and the effective Income Tax and Social Contribution will be between 30% and 32% in 2017. It is noteworthy mentioning that the Company currently considers, for management purpose, a cost of capital from 14.0% to 15.0% p.y..

São Paulo (SP), July 31, 2017.

MARCELO KOPEL

Investor Relations Officer

Attachment

Managerial Income Statement - Consolidated

In R$ millions	2016	2015	change

Managerial Financial Margin	72,121	71,442	679	0.9%
Financial Margin with Clients	65,122	64,465	657	1.0%
Financial Margin with the Market	6,999	6,977	22	0.3%
Cost of Credit	(25,480)	(19,804)	(5,676)	28.7%
Provision for Loan Losses	(26,152)	(23,844)	(2,308)	9.7%
Impairment	(1,882)	(85)	(1,797)	-
Discounts Granted	(1,211)	(746)	(465)	62.2%
Recovery of Loans Written Off as Losses	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	6,263	6,196	66	1.1%
Non-interest Expenses	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	22,150	23,816	(1,666)	-7.0%